03019647

A R/S

APR 7 2003 P.E 9-30-02
Benthos, Inc.

BENTHOS ANNUAL REPORT

2002

PROCESSED
APR 08 2003
THOMSON
FINANCIAL



UNDERSEA SYSTEMS



PACKAGE INSPECTION

Product development efforts have been our primary focus over the past year. A new product development process is now in place that helps us efficiently target our efforts on the most important market opportunities. We believe that the systems developed under this process will open up additional markets for Benthos and enable us to increase market share as a result of innovative new designs.

Over the past year Benthos has also been able to achieve a considerable reduction in manufacturing workspace. In one product line, a 70% workspace reduction has been achieved. Our efforts to streamline manufacturing operations and become a lean enterprise produced concrete results in fiscal year 2002. One result is that the Company has been consolidating all of its operations into one primary facility. This consolidation will be completed in fiscal 2003. These improvements aided significantly in the production of the 48 MiniROVER MKII systems that were delivered in the second quarter of 2002. These units were built in only 46 days from receipt of the order to shipment.

The Company has also been exploring ways to better utilize its assets—including its land holdings in North Falmouth. The sale of excess land is being actively pursued and other alternatives are being explored to better realize the value of our land holdings.

All of these efforts have resulted in making Benthos a leaner, stronger company. We believe that we are poised to achieve profitability in fiscal 2003 and will keep you posted in upcoming quarterly reports. We thank you for being an important part of our business and look forward to your continued support.

Stephen D. Fantone, Ph.D.
Chairman of the Board

Ronald L. Marsiglio
President and CEO



Benthos' new C3D system offers bathymetry and side scan sonar integrated into one system for towed or fixed mount operation. The C3D integrated mapping system provide a cost-effective, high resolution tool for surveying the ocean floor.



Liquid nitrogen-dosed and carbonated beverage containers that are properly pressurized typically have a firm sidewall when sealed. A loss of pressure corresponds directly with the tension of the sidewall but may be impossible to see or feel – until it reaches the consumer.

The T500-F Force Sensor option inspects passing containers at production line speeds by profiling the tension of the sidewall to determine internal pressure. By comparing these results to that of a known good container, the T500-F Force Sensor will identify containers with a loss of pressure and reject them from the production line.



Sales for the TapTone Package Inspection Systems Division increased almost 20% in fiscal 2002 to $6.1 million. This compares with $5.1 million in fiscal 2001. Sales of the Undersea Systems Division decreased by 12.1% to $11.6 million as compared to $13.2 million in fiscal 2001.

The TapTone business segment has been growing steadily over the last three years. Our reputation as a provider of package inspection technology has also been enhanced in recent years with the introduction of systems for the food, dairy, beverage, chemical and pharmaceutical industries. Where TapTone once provided systems that would only verify seal integrity in cans, jars and bottles, we now perform fill level verification, vision checks, pressure/vacuum confirmation, label authentication, container rejection and plastic bottle inspection.

The Undersea Systems business segment continued to be affected in 2002 by weak capital spending by commercial and government customers. In the past, imaging and coring systems have been under-performing product lines within the Undersea Systems Division. These lines were sold in 2002 so that Benthos could concentrate on those products that show the most potential for growth. We believe our primary growth areas in the Undersea Systems business segment will be geophysical and acoustic products. The Company has invested substantial R&D dollars to upgrade its existing geophysical and acoustic products and also to develop entirely new technologies for these product groups. This effort will result in a complete update of the Company's geophysical products, which will be the first major redesign of these products since they were acquired from Datasonics in 1999.



Benthos' MultiPing Side Scan Sonar System transmits multiple sonar pings in the water at the same time. The primary advantage of this multiping technology is the ability to acoustically illuminate a target with more than a single ping. This allows users to perform an underwater survey faster at a higher resolution.

profile

Benthos provides high technology products and integrated systems that are used for measurement, inspection, data collection and communication in remote and challenging environments.

The Company was founded in 1962 to supply oceanographic equipment to the research institutions at Woods Hole, Massachusetts and now serves customers around the world in all aspects of oceanographic technology. In 1971, by applying acoustic technology developed for underwater applications, the Company expanded into new markets by introducing package inspection systems for food and beverage processors.

Today, the Company has two main product categories: The Undersea Systems Division provides sophisticated equipment used worldwide to observe, explore and carry out a myriad of tasks both in the deep sea and in shallower waters. The Package Inspection Systems Division, which markets its products under the trade name TapTone®, provides high-speed systems used to inspect package integrity for the food, pharmaceutical, dairy, beer and beverage industries.

The Company owns patents and trademarks in both business areas.

Benthos' primary facilities are located on a Company-owned tract of land in North Falmouth, Massachusetts. A dedicated staff is engaged in administration, marketing, engineering and manufacturing activities. The Company has a worldwide network of independent sales representatives.

FINANCIAL HIGHLIGHTS

(In Thousands, Except Share and Per Share Data)

September 30,	2002	2001	2000
Net Sales	**$ 17,720**	$ 18,308	$ 20,781
Net (Loss) Income	**(3,513)**	(2,292)	522
Diluted (Loss) Earnings Per Share	**(2.54)**	(1.66)	0.37
Working Capital	**3,103**	4,937	7,384
Stockholders' Equity	**4,202**	7,715	9,977

TO OUR SHAREHOLDERS

While fiscal 2002 was a disappointing year for Benthos financially, it was a year actually marked by positive change and a reshaping of the Company to face the challenges of the 21st century.

During 2002, our 41st year of business, we achieved a third year of increased sales in our TapTone business segment and experienced extremely soft market conditions for our oceanographic products, resulting in a sales decrease for the Undersea Systems Division. The oil and gas exploration and aviation industries were severely depressed in 2002 as was government funding for new technology development. As a result of these depressed markets, the affected product areas experienced an overall 44.8% decrease in sales from the prior year.

The Company implemented lean manufacturing techniques that significantly lowered costs and began to result in higher margins at the end of the year. Benthos also closed the year by resolving some significant financial and operational issues, including a goodwill impairment within the Undersea Systems Division.

The net loss for fiscal 2002 was $3.5 million, which includes a non-cash, goodwill impairment charge of $2.1 million. This charge was taken after an independent valuation of the Company determined that the Undersea Systems business segment, a portion of which was purchased from Datasonics in 1999, was overvalued. Excluding this charge, the net loss for fiscal 2002 would have been $1.4 million, a 37.5% improvement compared to a net loss of $2.3 million for fiscal 2001. Overall, net sales for the entire Company for fiscal 2002 were $17.7 million, compared to $18.3 million for fiscal year 2001.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-KSB

(Mark One)

☒ Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended September 30, 2002

☐ Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transitional period from ______ to______

Commission File No. 0-029024

BENTHOS, INC.

(Name of Small Business Issuer in Its Charter)

Massachusetts	04-2381876
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

49 Edgerton Drive, No. Falmouth, Massachusetts 02556
(Address of Principal Executive Offices) (Zip Code)

508-563-1000
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, $.06⅔ par value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB ☐

The registrant had total operating revenues of $17,720,000 for its most recent fiscal year ended September 30, 2002.

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of December 18, 2002, based on the closing price for the stock on such date as reported on the Nasdaq SmallCap Market of $3.82 per share was $3,101,752. Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:

1,383,102 Shares of Common Stock, as of December 18, 2002

DOCUMENTS INCORPORATED BY REFERENCE

See Exhibit Index

Transitional Small Business Issuer Format (check one): Yes ☐ No ☒

This report contains forward-looking statements which involve certain risks and uncertainties. See Item 6, "Management's Discussion and Analysis—Forward-Looking Information" herein. Actual results and events may differ from those discussed in the forward-looking statements.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Benthos, Inc. (the "Company") was founded in 1962 to act as a manufacturer of oceanographic products. It was incorporated as a Massachusetts corporation in 1965. Over the last 40 years, the Company has developed and acquired new technology and products. Currently, the Company consists of two distinct divisions: the Undersea Systems Division and the Package Inspection Systems Division.

Historically, the Company has focused its efforts on the Undersea Systems marketplace with particular emphasis placed on the military and government markets. Early in the 1990's, funding for these markets declined and the Company's sales to these markets suffered a corresponding reduction. As a result, the Company shifted its priorities to business development efforts in commercial markets. These markets include the geophysical industry, where the Company's hydrophone products are used in the search for oil and gas deposits offshore, as well as the scientific research and environmental markets. Also as a result of these efforts, added resources were applied to the Company's Package Inspection Systems Division. A series of new products was introduced and these products gained rapid acceptance into major market segments such as the beer and beverage markets. The Company plans to continue its emphasis on these markets in the future.

Undersea Systems Division

The Company's Undersea Systems Division designs, develops, manufactures and sells products and services used in oceanographic and underwater environments. The markets for these products include oceanographic research, oil and gas exploration and production, hydrographic survey, and underwater relocation, marking and navigation. The product range includes acoustic transponders used for location marking and navigation, acoustic release devices used for recovering instrumentation packages from the depths of the ocean, hydrophones used for geophysical exploration and sound detection, remotely operated vehicles for inspection and survey tasks, glass flotation products used to house instruments and to provide buoyancy, side scan sonars and sub bottom profilers used for seabed imaging, acoustic modems used to transmit digital data underwater, and acoustic pingers used to locate and mark objects lost underwater such as aircraft flight data and voice recorders. The Company's undersea products are generally marketed under the trade names "Benthos" and "Datasonics."

Package Inspection Systems Division

The Company's Package Inspection Systems Division designs, develops, manufactures and sells systems used to inspect the integrity of containers in the food, pharmaceutical, dairy, beer and beverage industries. The customers for these systems include manufacturers of products packaged in bottles, cans, glass jars, plastic containers and assorted vacuum or pressurized containers with metal and plastic caps. These systems are marketed under the trade name "TapTone." TapTone systems integrate various sensor technologies with digital signal processing techniques in order to inspect containers for leakage, seal integrity, low or high pressure or vacuum, and similar packaging defects. TapTone systems may be used on-line as continuous inspection systems that operate at production speeds or as off-line inspection systems to periodically validate package integrity.

1. Principal Products

Undersea Systems

The Company's undersea products and services are divided into eight distinct groups as follows:

a. Acoustics

The Acoustics product group includes transponders, acoustic releases and companion deck control systems, and altimeters. Transponders are used to transmit and receive acoustic signals underwater for the purposes of determining location, navigation, or sending and receiving data. These products are used for scientific research, salvage and ship positioning operations. Both expendable and recoverable products are manufactured. The transponder line includes low cost versions that transmit a limited signal selection in response to a command received, as well as more sophisticated versions that can be programmed to transmit a wide variety of functions in response to received commands. Transponders are monitored by and communicate with companion deck units which are typically located on board a ship.

Acoustic releases are used to release underwater anchored products, allowing them to float to the surface, in response to an acoustic command signal transmitted from the surface. The acoustic release product line includes both deep water (up to 12,000 meters), heavy duty, releases as well as shallow water (up to 600 meters), light duty, low cost releases. Releases may be operated with companion deck control units.

Altimeters are used to determine the distance from the seabed to an object or vehicle in the water column.

b. Hydrophones

Hydrophones are underwater sensors designed to produce an output signal in response to an acoustic pressure signal. They can be thought of as underwater microphones. The Company's hydrophone products are typically used in the offshore oil and gas exploration industry, where they listen to acoustic sound waves generated by the reflections of an acoustic signal as it bounces off of the various geological layers beneath the ocean floor. These data are used to generate information about the geological structure beneath the ocean as a means of locating promising oil and gas exploration sites. The Company's hydrophone product line is also used in military applications to listen for and detect submarines and other vessels under and on the surface of the ocean. Hydrophones may also be sold to research institutions for various applications such as listening to marine animals.

The Company's hydrophone product line includes sophisticated versions that offer high sensitivity and can operate at great depth without significant variation in response, as well as low cost hydrophones for the seismic research industry that are produced in high production volumes. The Company's hydrophone products may be used with companion amplifiers that convert the electrical signals to usable formats and they may be integrated into arrays, which are groupings of hydrophones assembled together in long tubes for the purpose of added acoustic sensitivity and for listening to acoustic signals over a long distance. The Company holds a U.S. patent on a pressure-sensitive switch which enables hydrophones to be sold in compliance with U.S. export control regulations.

c. Remotely Operated Vehicles (ROVs)

ROVs are unmanned underwater vehicles that are controlled from the surface by a skilled operator. The Company's ROV product line includes a number of specialized designs that are aimed at specific markets. These markets include the research sector, where ROVs may be used as a camera delivery system for visual documentation and inspection, and the government sector (military, state and local municipalities), where they may be used for remote inspection and to retrieve or deliver objects. The

Company's ROV products are also used for dam and hydroelectric plant inspections as well as sewer and pipeline inspections. ROV systems have also been used by the entertainment industry.

d. Glass Flotation

The Company manufactures a line of glass spheres that are used to provide buoyancy to underwater products and systems and may be used to house underwater instruments and electronics, such as transponders. Glass spheres are offered in three sizes depending on the individual requirements of buoyancy and/or housing size. The Company also customizes its glass spheres for individual customer requirements by providing various penetrations, machined surfaces and electrical connectors. The Company pressure tests all of its glass sphere products in order to insure successful operation at desired depths. Glass spheres are normally provided with companion plastic "hard hats" that allow for protection of the glass from breakage and for safe transport.

e. Acoustic Modems

Acoustic modems are used to send and receive digital data underwater using sound as the transmitting signal. The Company manufactures several different configurations of modems dependent on the specific requirements of the applications. Underwater acoustic modems utilize a sending and/or receiving transducer, suitable digital electronics for coding and decoding the acoustic signals and proprietary software algorithms to enable the modems to work in the underwater environment.

f. Locator Pingers and Transponders

Locator pingers are small acoustic transmitters designed to operate in water to produce a steady acoustic signal. Using a suitable receiver, an underwater object equipped with a locator pinger may be found by listening for the pinger's pressure-emitted signal. Locator pingers are most commonly installed on commercial and military flight data and voice recorders ("black boxes") but may also be used on other objects such as torpedoes, remotely operated vehicles and shipping containers.

Locator transponders are similar to pingers, which enable a diver to determine range, in addition to bearing, as an added feature. Customers for transponders primarily include the military and scientific communities.

g. Geophysical Systems

The geophysical systems product line has two main components:

Side scan sonar systems consist of an underwater towed body, commonly referred to as a "towfish" and an electronic control and display package. The towfish emits an acoustic signal while it is being towed and then listens for the signal's reflections which are generated by objects on the sea floor. These echoes are then manipulated electronically and by software and used to generate an image of the sea floor. Side scan sonars are commonly used to conduct underwater surveys in order to plan the routing of pipes and cables, locate shipwrecks and similar objects and determine the overall structure and nature of the ocean bottom.

Sub bottom profilers utilize a towfish or hull-mounted transducer array and topside electronic control and display devices. The towfish emits acoustic signals which penetrate the surface of the sea floor. Some of the acoustic energy is reflected back and received by the towfish. These reflected signals are processed electronically and by software and are used to generate a visual image of the structure beneath the sea floor. Sub bottom profilers are used to locate buried objects such as shipwrecks and shallow mineral deposits and to aid in hydrographic surveys by providing information about the seabed structure.

h. Contract Research and Engineering Services

The Company periodically performs research under contract and custom engineering design for both commercial and government agencies. Generally these contract research and development activities support the Company's primary product development efforts and are used to offset a portion of the costs associated with advanced research and development.

Package Inspection Systems

The Company's package inspection systems are used to inspect bottles, cans and similar packages for a variety of defects. The TapTone product line includes the following:

a. TapTone 100

The TapTone 100 system is a low cost universal inspection system that uses a proximity sensor to measure the deflection of the metal lid on a container. These data are used to determine if the container meets preset quality acceptance criteria based upon lid deflection and its correlation with the pressure or vacuum inside the container. TapTone 100 systems are normally used to inspect steel and aluminum cans. TapTone 100 systems are on-line, high speed inspection systems designed to test 100% of the containers on a production line, rejecting containers that are determined to be defective. TapTone 100 systems are self-contained inspection systems and may be fitted with a variety of optional sensors for additional inspections such as label presence, cocked cap and missing cap.

b. TapTone PBI-100

The PBI-100 utilizes a side transport conveyor to apply a uniform force to a container. During transport, the container is monitored by one or more sensors. The sensor's output is analyzed using algorithms developed by the Company to determine if the package has a detectable defect. The PBI-100 is used to test package integrity on products such as household and industrial chemicals, pharmaceuticals packaged in flexible packages, personal health care products and food and beverages packaged in flexible packages.

c. Ray TRAK

Ray TRAK is an X-ray based container inspection system used to determine if containers are filled to the correct level. The inspection system illuminates the container with an X-ray beam as it passes through the Ray TRAK. A detector measures the X-ray radiation that passes through the container and correlates that signal to the level of material in the container. The system can be configured to detect underfills, overfills, or both. Containers such as steel cans, aluminum beverage cans, bottles and jars are used with Ray TRAK.

d. TapTone 500

The TapTone 500 is a universal inspection controller that replaces earlier products such as the TapTone II and the Turbo Tracker. The TapTone 500 offers several improvements over earlier products and is designed to accept a wide variety of inspection sensors as inputs.

2. Distribution and Marketing Methods

The Undersea Systems Division and the Package Inspection Systems Division market their products through an international network of independent sales representatives and distributors. The Package Inspection Systems Division also utilizes direct salespersons for certain territories in the United States. Sales representatives and distributors are located in North America, South America, Europe, the Far East, Africa and Australia. Domestic and international customers may also order the Company's products directly from its headquarters in Massachusetts. Both divisions of the Company participate in a number of trade shows and exhibitions around the world. The Company also maintains an internal staff of trained sales and marketing personnel with experience and expertise in the markets served by the Company.

3. New Products

During fiscal year 2002, the Company introduced two principal new products. These are:

- The TapTone 300, a new fill level device which expands on TapTone's X-ray based inspection technology and offers underfill and overfill detection on cans, bottles and jars. This system also accommodates up to six optional inspection inputs for cocked cap, missing cap, missing foil seal, missing label, missing tamper bands, and other optional inputs selected by the customer.
- The High Speed Acoustic Modem, incorporating the latest electronics technology and improved speed and reliability, was introduced to the acoustic communication market. This product will help the Company maintain its leadership role in both the government and commercial acoustic communications markets.

4. Competition

Undersea Systems Division

The Company competes with a variety of companies in various product markets. The Company's policy is to compete based upon technical superiority and quality and to differentiate itself through strong post-sale support. The Company also has a policy of pursuing patent protection for its products when possible. The Company also competes by providing customers with well trained field service and application engineering support.

In some markets, such as glass flotation and geophysical hydrophones, the Company is one of the larger participants in the market. In other markets, such as ROV systems, the Company is a minor participant and competes with larger, well established companies that have significantly more resources than the Company.

A partial listing of competitors for the various markets in which the Company competes appears below:

Product Market	Competitor(s)
Hydrophones	Sensor Technology Limited; Teledyne Brown Engineering; Input/ Output, Inc.
Glass Flotation	Jena Glass Works division of Schott Glass Technologies, Inc.; McLane Research Laboratories, Inc.
ROV Systems	Hydrovision Ltd.; SeaEye Marine Ltd.; Deep Ocean Engineering, Inc.
Acoustics	InterOcean Systems, Inc.; Edgetech, Inc.; Sonardyne International Ltd.
Side Scan Sonars	GeoAcoustics Ltd.; Klein Associates, Inc.; Edgetech, Inc.
Locator Pingers	Dukane Corporation
Acoustic Modems	LinkQuest, Inc.; Orca Instrumentation

Package Inspection Systems Division

The Package Inspection Systems Division competes with a number of domestic and international competitors. At least two of these companies are larger than the Company and offer a broader range of products. All of these competitors offer some products that compete with certain models offered by the Company. One German competitor and one U.S. competitor compete with the Company in the bottled beer leak detection market with products substantially similar to those produced by the Company.

5. Sources and Availability of Raw Materials

The products of both divisions generally utilize mechanical and electrical components that are readily available from a wide variety of domestic and foreign vendors. In certain cases, the Company produces components internally, utilizing its labor force and machine shop capability. Some components are specially designed for specific products and are purchased from a single vendor. A ceramic component that is used in the geophysical hydrophone product is purchased from a single vendor, CTS Wireless Components, Inc., although the Company believes that there are other vendors that possess the capability to provide a replacement component. The Company's glass flotation products are also purchased from a single vendor, Holophane Corp., although similar products could be obtained from other vendors. The Company has not experienced any problems with the supply of its raw materials and it believes that its sources of supply are adequate for its present and future requirements.

6. Dependence on Major Customers

Although the Company has a number of major customers, during fiscal 2002 only one customer represented as much as $2,368,000, or 13%, of the Company's total revenue.

7. Patents, Trademarks and Other Agreements

The Company possesses several patents pertaining to the design and manufacture of its products. Several names utilized by the Company are also trademarked. It is the Company's policy to seek patent protection on products and designs that it considers important to its future. However, the Company believes that quality and technical superiority, rather than patent protection, are the most important criteria for its future success. The Company does not license any of its patents or designs to others at this time. The Company is currently a licensee under a non-exclusive license pertaining to the design of its seismic hydrophone product from The Penn State Research Foundation. The Company is also a licensee under an exclusive agreement with Sercel, Inc. for a patent pertaining to the design of the Company's GeoPoint hydrophone product.

8. Government Approvals and Contracts

There are no government approvals required for any of the products currently manufactured by the Company. Certain products of the Undersea Systems Division cannot be sold to certain countries under U.S. export controls. Also, certain hydrophone products must conform to regulations that limit the ability of the hydrophone to be utilized for military applications. The Company does not anticipate that these export restrictions will be removed in the near future.

During fiscal 2002, 14.9% of the sales of the Undersea Systems Division were derived from military procurement contracts, primarily contracts with the U.S. Navy.

9. Effect of Government Regulations

The Company is not aware of any government regulations or pending legislation that would adversely affect the future sales of its products. The U.S. Commerce Department has recently increased scrutiny of transactions with certain foreign countries in view of the international war on terrorism. While the

Company believes its activities are in compliance with all applicable export control regulations, such increased scrutiny has resulted and may continue to result in delays in completing international customer orders.

10. Research and Development

The Company maintains an internal staff of engineers and external consultants with experience and expertise in the technologies it utilizes. The majority of research and development programs are internally funded. Research and development expenditures were $1,607,000, $1,695,000, and $1,396,000 for the fiscal years ended September 30, 2000, 2001 and 2002, respectively.

11. Environmental Protection Regulations

The Company believes that its compliance with current federal, state, and local environmental regulations will not have a material adverse effect on its capital expenditures, earnings, or competitive position.

12. Employees

As of September 30, 2002, the Company employed 109 full-time individuals, 32 of whom were engaged in research and development, 48 in manufacturing and 29 in sales, marketing and administrative positions. Of the 109 full-time employees, four are employed on a temporary basis. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that it maintains good relations with its employees.

ITEM 2. DESCRIPTION OF PROPERTY

The Company owns its corporate offices in North Falmouth, Massachusetts, which consist of 35,000 square feet of office and light industrial manufacturing space in two single-story, industrial buildings on a 34-acre rural setting. The Undersea Systems Division and the Package Inspection Systems Division are housed in separate facilities, each with its own dedicated engineering, manufacturing, testing and sales administration staff. All facilities have been recently modernized and are in good condition. The Company plans on consolidating these facilities and staff during the second quarter of fiscal 2003 and disposing of certain excess real estate.

ITEM 3. LEGAL PROCEEDINGS

Not Applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders, whether through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded over-the-counter and is listed on the Nasdaq SmallCap Market under the symbol BTHS.

The following table sets forth the high and low bid information for the Company's Common Stock for the periods shown. Said quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Quarter Ended	High	Low
December 31, 2000	$7.97	$6.50
March 31, 2001	6.50	5.56
June 30, 2001	5.70	4.65
September 30, 2001	5.09	3.51
December 31, 2001	4.00	2.90
March 31, 2002	7.25	3.10
June 30, 2002	7.44	5.20
September 30, 2002	5.75	4.19

As of December 18, 2002, there were approximately 256 holders of record of the Company's Common Stock.

The Company has never declared dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future.

The Company did not issue any equity securities during the fiscal year ended September 30, 2002 that were not registered under the Securities Act of 1933.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

The Company was founded in 1962 to act as a manufacturer of oceanographic products. Over the last 40 years, the Company has developed and acquired new technology and products. Currently, the Company consists of two distinct divisions: the Undersea Systems Division and the Package Inspection Systems Division. The Package Inspection Systems Division was formed in 1971 using aspects of acoustic technology (originally developed for oceanographic products) and applied to the testing of cans, bottles and other containers for the purpose of finding leaks and other package defects.

On August 19, 1999, the Company acquired substantially all of the assets of Datasonics, Inc., a manufacturer of underwater acoustic products, including side scan sonar systems, acoustic location devices, high-speed underwater acoustic modems and data telemetry systems. The sales and income from the acquired business are included in the Company's results of operations for the full years of fiscal 2000, 2001 and 2002.

Results of Operations

The following table presents, for the periods indicated, certain consolidated statements of operations data. The Company has reclassified certain prior year information to conform with the current year's presentation.

	Year Ended September 30,		
	2002	2001	2000
	(In thousands)		
Net sales	$17,720	$18,308	$20,781
Cost of sales	12,744	13,124	12,308
Gross profit	4,976	5,184	8,473
Selling, general and administrative expenses	4,944	5,916	5,289
Research and development expenses	1,396	1,695	1,607
Amortization of goodwill	—	268	268
Amortization of acquired intangibles	239	239	239
Goodwill impairment	2,081	—	—
(Loss) income from operations	(3,684)	(2,934)	1,070
Interest income	4	28	78
Interest expense	(248)	(368)	(402)
(Loss) income before (benefit) provision for income taxes	(3,928)	(3,274)	746
(Benefit) provision for income taxes	(415)	(982)	224
Net (loss) income	$ (3,513)	$ (2,292)	$ 522

The following table presents, for the periods indicated, the percentage relationship of consolidated statements of income items to net sales.

	Year Ended September 30		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	71.9	71.7	59.2
Gross profit	28.1	28.3	40.8
Selling, general and administrative expenses	27.9	32.3	25.5
Research and development expenses	7.9	9.3	7.7
Amortization of goodwill	—	1.4	1.3
Amortization of acquired intangibles	1.3	1.3	1.1
Goodwill impairment	11.8	—	—
(Loss) income from operations	(20.8)	(16.0)	5.2
Interest income	—	.1	.4
Interest expense	(1.4)	(2.0)	(2.0)
(Loss) income before (benefit) provision for income taxes	(22.2)	(17.9)	3.6
(Benefit) provision for income taxes	(2.4)	(5.4)	1.1
Net (loss) income	(19.8)%	(12.5)%	2.5%

The following table presents, for the periods indicated, the net sales of each product line of the Undersea Systems Division.

	Year Ended September 30		
	2002	2001	2000
	(in thousands)		
Product Line:			
Underwater Acoustics	$ 4,151	$ 5,983	$ 5,711
Geophysical Exploration Equipment	3,537	5,454	6,983
Other Undersea Products	3,923	1,777	2,631
Total:	$11,611	$13,214	$15,325

The Package Inspection Systems Division has only one product line.

Years ended September 30, 2002 and 2001

Sales. Total Sales decreased 3.2% to $17,720,000 for fiscal year 2002 as compared to $18,308,000 for fiscal year 2001. Sales by the Package Inspection Systems Division increased by 19.9% to $6,109,000 for fiscal year 2002 as compared to $5,094,000 for fiscal year 2001. This increase was attributable to increased market penetration and new product introductions. Sales of the Undersea Systems Division decreased by 12.1% to $11,611,000 for fiscal year 2002 as compared to $13,214,000 for fiscal year 2001. This decrease was experienced in the majority of the product lines within the Undersea Systems Division and is a result of fewer large product orders, decreased demand for geophysical hydrophones for use in exploration by the oil and gas industries, transition from a distributor of locator products in the Underwater Acoustics line and the effects of the tragic events of September 11, 2001 on purchases of these products by the airline industry. The decrease was partially offset by a multi-million dollar sale of remotely operated vehicles (ROV's).

Gross Profit. Gross Profit decreased by 4.0% to $4,976,000 for fiscal year 2002 as compared to $5,184,000 for fiscal year 2001. As a percentage of sales, gross profit for fiscal year 2002 was 28.1% as compared to 28.3% for fiscal year 2001. The decrease in the gross profit percentage is a result of unabsorbed overhead resulting from a lower sales volume, product mix within the Undersea Systems Division, an increase of $100,000 in the general product warranty reserve, and an incremental increase of $165,000 in the inventory reserves for excess and obsolescence, partially offset by a $405,000 reduction in a warranty reserve related to an older model hydrophone that had been recorded in the prior fiscal year. The reduction in warranty reserve was the result of a lower return rate and lower repair and replacement costs for this older model hydrophone.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased 16.4% to $4,944,000 for fiscal year 2002 as compared to $5,916,000 for fiscal year 2001. As a percentage of sales, selling, general and administrative expenses decreased to 27.9% for fiscal year 2002 and compared to 32.3% for fiscal year 2001. The decrease in these expenses was a result of decreased commissions expenses ($358,000), write-offs and legal expenses related to an accounts receivable balance from a former distributor ($354,000) and expenses related to the resignation of the former CEO, such as search fees for a successor and severance costs ($210,000) in fiscal year 2001 that were not repeated in fiscal year 2002.

Research and Development Expenses. Research and development expenses decreased 17.6% to $1,396,000 for fiscal year 2002 as compared to $1,695,000 for fiscal year 2001. As a percentage of sales, research and development expenses were 7.9% for fiscal year 2002 as compared to 9.3% for fiscal year 2001. The decrease in the overall level of expenditures is a result of the completion in fiscal year 2001 of several development projects that were active in fiscal year 2001, the elimination of certain outside costs that existed in fiscal year 2001, and the temporary reassignment of engineering resources.

Amortization of Goodwill. As a result of the Company's early adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill, as well as certain other intangible assets determined to have an indefinite life, are no longer amortized. These assets are subject to an annual assessment for impairment by applying a fair-value based test.

Amortization of Acquired Intangibles. Amortization of acquired intangibles was $239,000 in fiscal years 2002 and 2001. The amortization of acquired intangibles relates to the purchased technology in the Datasonics acquisition in fiscal year 1999.

Goodwill Impairment. The Company performed its initial valuation of its goodwill as of October 1, 2001 and determined that no impairment existed. In the fourth quarter of fiscal year 2002, the Company completed an evaluation of its goodwill by comparing the fair value of its reporting units, as determined by an independent appraiser, to the reporting unit's book value. This evaluation determined that an impairment of goodwill existed. As a result, an impairment charge of $2,081,000 was recorded.

Interest Income. Interest income decreased to $4,000 for fiscal year 2002 as compared to $28,000 for fiscal year 2001. The decrease resulted from lower invested cash balances.

Interest Expense. Interest expense was $248,000 for fiscal year 2002 as compared to $368,000 for fiscal year 2001. The decrease in interest expense was a result of reduced principal on the variable rate term loan used to finance the Datasonics acquisition, reduced borrowings under the line of credit, and lower interest rates.

(Benefit) Provision for Income Taxes. The benefit for income taxes was $415,000 for fiscal year 2002 as compared to a benefit of $982,000 for fiscal year 2001. The effective tax rate for fiscal year 2002 was 10.6%. The effective tax rate for 2001 was 30.0%. The lower rate in 2002 was a result of the Company's providing a valuation reserve of approximately $1.0 million in that fiscal year. This valuation reserve has reduced the Company's deferred tax asset to an amount which management believes is realizable based on projected pre-tax income for fiscal 2003 which includes a projected gain on its sale of excess real estate in fiscal 2003. The tax rate in 2001 was lower than the statutory rate due primarily to benefits from the Company's foreign sales corporation and state tax credits.

Years ended September 30, 2001 and 2000

Sales. Total Sales decreased 11.9% to $18,308,000 for fiscal year 2001 as compared to $20,781,000 for fiscal year 2000. Sales by the Package Inspection Systems Division decreased by 6.6% to $5,094,000 for fiscal year 2001 as compared to $5,456,000 for fiscal year 2000. This decrease was attributable to the timing of orders. Sales of the Undersea Systems Division decreased by 13.8% to $13,214,000 for fiscal year 2001 as compared to $15,325,000 for fiscal year 2000. This decrease resulted primarily from softness in the markets served by the Company's Undersea Systems Division, timing of a large project order and transition of the sales effort related to the locator product line from a distributor to a direct sales force at mid year. The decrease in sales extended to almost all product areas, with the exception of the acoustic and glass flotation product lines.

Gross Profit. Gross Profit decreased by 38.8% to $5,184,000 for fiscal year 2001 as compared to $8,473,000 for fiscal year 2000. As a percentage of sales, gross profit for fiscal year 2001 was 28.3% as compared to 40.8% for fiscal year 2000. The decrease in the gross profit percentage is a result of unabsorbed overhead resulting from a lower sales volume, warranty costs related to an older model geophysical hydrophone, and provisions related to excess inventory.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased 11.9% to $5,916,000 for fiscal year 2001 as compared to $5,289,000 for fiscal year 2000. The increase in these expenses was a result of increased commissions expense, write-offs and legal expenses related to an accounts receivable balance from a former distributor, expenses related to the resignation of the former CEO, such as search fees for a successor and severance costs, offset by the removal of duplicate expenses relating to the integration of Datasonics, Inc. in fiscal year 2000. As a percentage of sales, selling, general and administrative expenses increased to 32.3% for fiscal year 2001 as compared to 25.5% for fiscal year 2000.

Research and Development Expenses. Research and development expenses increased 5.5% to $1,695,000 for fiscal year 2001 as compared to $1,607,000 for fiscal year 2000. As a percentage of sales, research and development expenses were 9.3% for fiscal year 2001 as compared to 7.7% for fiscal year 2000. Although the total amount of research and development dollars increased in fiscal 2001, consistent with the Company's plans, the percentage of sales represented by those expenses increased largely as a result of decreased sales volume.

Amortization of Goodwill. Amortization of goodwill was $268,000 for fiscal years 2001 and 2000. The amortization of goodwill relates to the Datasonics acquisition in 1999. In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. This statement supersedes Accounting Principles Board Opinion No. 17 (APB No. 17), Intangible Assets, and applies to goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets previously acquired. Under this Statement, goodwill as well as certain other intangible assets determined to have an indefinite life, will no longer be amortized; instead these assets will be reviewed for impairment on a periodic basis. Early adoption of this Statement is permitted for companies with fiscal years beginning after March 15, 2001 and whose first interim period financial statements have not been issued. Pursuant to this Statement, the Company elected early adoption effective October 1, 2001. The goodwill and acquired assembled workforce associated with past acquisitions is no longer subject to amortization over its estimated useful life. Such intangible assets are subject to an annual assessment for impairment by applying a fair-value based test.

Amortization of Acquired Intangibles. Amortization of acquired intangibles was $239,000 in fiscal years 2001 and 2000. The amortization of acquired intangibles relates to the purchased technology in the Datasonics acquisition in fiscal year 1999.

Interest Income. Interest income decreased to $28,000 for fiscal year 2001 as compared to $78,000 for fiscal year 2000. The decrease resulted from lower invested cash balances.

Interest Expense. Interest expense was $368,000 for fiscal year 2001 as compared to $402,000 for fiscal year 2000. The decrease is a result of lower interest rates in fiscal year 2001 as compared to fiscal year 2000 and is partially offset by borrowings on the line of credit in fiscal year 2001.

(Benefit) Provision for Income Taxes. The benefit for income taxes was $982,000 for fiscal year 2001 as compared to a provision of $224,000 for fiscal year 2000. The effective tax rate for fiscal years 2001 and 2000 was 30.0%. The rate used is lower than the statutory rate due primarily to benefits from the Company's foreign sales corporation and state tax credits.

Liquidity and Capital Resources

The Company's cash and cash equivalents increased $30,000 from September 30, 2001 to September 30, 2002. Cash of $1,228,000 was provided by operating activities, primarily the result of the net loss incurred during fiscal year 2002 offset by depreciation and amortization, non-cash impairment charge, deferred income taxes, and a decrease in inventory. The Company also used $313,000 and $885,000 of cash in its investing and financing activities, respectively. Investing activities represents primarily the purchase of capital equipment and financing activities represents the payment of the installment payments on the term note and reduced borrowings under the line of credit.

The Company intends to file for a $393,000 income tax refund as a result of a carryback of the tax loss in fiscal 2002. In addition, the Company is exploring various alternatives to realize the value of portions of its real estate which are excess to its business operations and has recently engaged a real estate broker to market some of its excess property.

The Company has a credit facility with a bank. This facility, as amended, provides for loans under two notes: a $5,500,000 variable rate term note and a $600,000 variable rate secured line of credit note. The term note is payable in 84 consecutive equal monthly installments of principal with interest at the greater of 7% per annum, or prime (4.25% at September 30, 2002) plus 2.0%. The term note matures in August 2006. Principal payments under this note will be $786,000 in each of fiscal years 2003, 2004 and 2005. In fiscal year 2006, the principal payment will be $720,000. The line of credit expires on January 31, 2004. Advances are limited to 45% of eligible accounts receivable; the availability under the line of credit on September 30, 2002 was $600,000. Advances under the line of credit are payable as follows: monthly payments of interest only and unpaid principal and accrued and unpaid interest at maturity. The interest rate under the line of credit is the greater of 7% per annum or prime (4.25% at September 30, 2002) plus 2.0%. There were $400,000 in advances outstanding under the line of credit as of September 30, 2002. The credit facility is secured by substantially all of the assets of the Company and requires the Company to meet certain covenants, including debt service coverage.

During the year ended September 30, 2002, the Company did not satisfy all of the financial covenants under its line of credit and term loan agreement with its bank. The Company has obtained a waiver of these defaults and the financial covenants have been reset based upon the Company's projections for the year ending September 30, 2003.

Management believes that its projections for fiscal 2003 are attainable and that current cash balances, cash flow from operations, income tax refunds, and availability from its line of credit will be sufficient to fund the Company's cash requirements for the foreseeable future. In addition, management is actively pursuing the sale of certain excess real estate. It is expected that these sales, if completed, could generate a significant gain. A portion of these sale proceeds will be used to pay down the Company's term loan. If the Company does not meet its revised loan covenants, it may need to seek alternative financing. In such event, there can be no guarantee that the Company will be able to obtain alternative financing on commercially acceptable terms.

Critical Accounting Policies.

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an on-going basis, management evaluates the Company's estimates and assumptions, including but not limited to those related to revenue recognition, inventory valuation, warranty reserves and the impairment of long-lived assets, goodwill and other intangible assets. Management bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

1. *Revenue Recognition.* The Company recognizes revenue from product sales upon shipment, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed or determinable and collection is deemed probable. If uncertainties regarding customer acceptance exist, the Company

recognizes revenue when those uncertainties are resolved. Amounts collected or billed prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

2. *Inventory Valuation.* The Company values its inventory at the lower of actual cost or the current estimated market value. It regularly reviews inventory quantities on hand and inventory commitments with suppliers and records a provision for excess and obsolete inventory based primarily on historical usage for the prior twelve to twenty-four month period. Although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of its inventory and its reported operating results.

3. *Warranty Reserves.* The Company's warranties require it to repair or replace defective products returned to it during such warranty period at no cost to the customer. It records an estimate for warranty-related costs based on actual historical return rates, anticipated return rates, and repair costs at the time of sale. A significant increase in product return rates, or a significant increase in the costs to repair products, could have a material adverse impact on future operating results for the period or periods in which such returns or additional costs materialize and thereafter. During fiscal 2002, the Company reversed approximately $405,000 of warranty reserve related to a specific warranty issue on an older model hydrophone. The reduction in warranty reserve was the result of a lower return rate and lower repair and replacement costs for this older model hydrophone.

4. *Goodwill.* The goodwill associated with the Datasonics acquisition is subject to an annual assessment for impairment by applying a fair-value based test. In the fourth quarter of fiscal 2002, the Company completed a valuation of its goodwill by comparing the fair value of its reporting units, as determined by an independent appraiser, to the reporting units' book value. The valuation indicated that goodwill for the Undersea Systems business segment was impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $2.1 million for the year ended September 30, 2002. The valuation was based upon estimates of future income from the reporting units and estimates of the market value of the units, based on comparable recent transactions. These estimates of future income are based upon historical results, adjusted to reflect management's best estimate of future market and operating conditions, and are continuously reviewed based on actual operating trends. Actual results may differ from these estimates. In addition, the relevancy of recent transactions used to establish market value for the Company's reporting units is based upon management's judgment.

Prospects for the Future

The Company will continue to pursue opportunities for growth. These include investments in product development, acquisition of compatible product lines and companies, licensing arrangements and geographical market development.

Undersea Systems Division

The Company serves several segments of the undersea market, including oceanographic research, oil and gas exploration and production, hydrographic survey, and underwater location, marking and navigation. These market segments experience periodic expansion and, occasionally, contraction, as a result of economic cycles, market fluctuation in oil prices, changes in government funding, etc.

Package Inspection Systems Division

The Package Inspection Systems Division serves the food, pharmaceutical, dairy, beer and beverage markets. There are common trends in these markets that are favorable to the future growth of the Package Inspection Systems Division. These include a focus on quality control, the need to improve process yield and efficiency, and an increased awareness of product liability exposure.

The Company has maintained a steady investment in new product development in the package inspection market. As a result, the Company has introduced new products that expand the capabilities of its existing inspection systems and open up new markets. The Company intends to continue this strategy of product line expansion and extension and development of new package inspection market segments.

The Company expends a significant amount of funds on new product research and development. During the fiscal years ended September 30, 2002, 2001 and 2000, the Company spent $1,396,000, $1,695,000 and $1,607,000, respectively. The Company expects that this level of spending will not increase over fiscal 2002 levels as it continues to develop new products.

The Company is not aware of any technology trends or changes in competitive environment that would adversely affect the sales of its products within the industry segments that it serves.

Profit Margins

Overall

Overall profit margins on the Company's products are influenced by the relative mix of sales between the Undersea Systems Division and the Package Inspection Systems Division, as well as the product mix within the Undersea Systems Division. For the fiscal year ended September 30, 2002, sales of the Undersea Systems Division decreased to 65.5% of total Company sales as compared to 72.2% for the prior fiscal year, while sales of the Package Inspection Systems Division increased to 34.5% of total Company sales as compared to 27.8% for the prior fiscal year. The decrease in sales from fiscal year 2001 to fiscal year 2002 was 12.1% for the Undersea Systems Division; sales for the Package Inspection Systems Division increased by 19.9%. This resulted in an overall gross profit for the Company of 28.1% for the fiscal year ended September 30, 2002 as compared to 28.3% for the fiscal year ended September 30, 2001.

Undersea Systems Division

Gross profit margins on Undersea Systems Division products averaged approximately 21.1% for fiscal year 2002. Gross margins on this segment of the business can vary depending on the relative mix of products shipped in any time period, the effects of manufacturing overhead cost absorption and the timing of large single project shipments. The Company expects that the relative mix of products will change, but does not expect the average gross profit margin to be adversely affected. It is possible that the startup costs associated with new products could affect gross margins temporarily. However, the Company is not aware of other market trends, cost changes or competitive pressures that would adversely affect gross profit margins within its existing product lines.

Package Inspection Systems Division

Gross profit margins on Package Inspection Systems Division products averaged approximately 41.4% for fiscal year 2002. The Company expects that the sales mix of different products will not significantly change and will not adversely affect overall divisional gross margins in the future. It is possible that increased competition will result in an overall reduction of selling prices and associated profit margins. The Company is not aware of any technological or marketplace trends which would adversely affect gross margins on this product line.

Forward-Looking Information.

The statements made in this report and in oral statements which may be made by representatives of the Company relating to plans, strategies, economic performance and trends and other statements that are not descriptions of historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act, Section 27A of the Securities Act of 1933 and Section 21E of the

Securities Exchange Act of 1934. Such information includes information relating to the Company which is based upon the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this report, words such as "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to the Company's management, identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain inherent risks, uncertainties and assumptions relating to the operations and results of operations of the Company, the timing of large project orders, competitive factors, shifts in customer demand, government spending, economic cycles, availability of financing as well as the factors described in this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

ITEM 7. FINANCIAL STATEMENTS

The information required by this item is incorporated by reference to the Financial Statements set forth on pages F-1 through F-19 hereof.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 28, 2002, the Company terminated the engagement of Arthur Andersen LLP as its independent accountants. On July 19, 2002, the Company engaged BDO Seidman, LLP as its new independent accountants for the 2002 fiscal year. Details with respect to these matters were "previously reported" within the meaning of Rule 12b-2 in the Company's reports on Form 8-K filed with the Commission on or about July 1, 2002 and July 22, 2002.

PART III

The information contained in Part III of the Company's report on Form 10-KSB has been intentionally omitted from this Annual Report to Stockholders. More current information is contained in the Company's proxy statement for the Special Meeting in Lieu of the Annual Meeting of Stockholders mailed to stockholders of the Company with this Annual Report to Stockholders.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) The financial statements set forth in the Index contained on the page immediately preceding page F-1 hereof are filed herewith as a part of this report.

(b) The exhibits set forth in the Exhibit Index on the page immediately preceding the exhibits are filed herewith as a part of this report.

ITEM 14. CONTROLS AND PROCEDURES

(a) Within 90 days prior to the filing date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15. "Disclosure controls and procedures" are controls and procedures that are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Based upon that evaluation, the Company's Chief Executive Office and Chief Financial Officer concluded that Company's disclosure controls and procedures are substantially effective for these purposes as of the date of the evaluation.

(b) There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. "Internal controls" are procedures which are designed with the objective of providing reasonable assurance that (1) transactions are properly authorized; (2) assets are safeguarded against unauthorized or improper use; and (3) transactions are properly recorded and reported, all so as to permit the preparation of financial statements in conformity with generally accepted accounting principles.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BENTHOS, INC.

By RONALD L. MARSIGLIO

Ronald L. Marsiglio,
President

Date: December 28, 2002

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

RONALD L. MARSIGLIO **Ronald L. Marsiglio**	President, Chief Executive Officer and Director	December 28, 2002
FRANCIS E. DUNNE, JR. **Francis E. Dunne, Jr.**	Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	December 27, 2002
STEPHEN D. FANTONE **Stephen D. Fantone**	Chairman of the Board of Directors	December 30, 2002
SAMUEL O. RAYMOND **Samuel O. Raymond**	Director	December 30, 2002
A. THEODORE MOLLEGEN, JR. **A. Theodore Mollegen, Jr.**	Director	December 28, 2002
GARY K. WILLIS **Gary K. Willis**	Director	December 27, 2002
ARTHUR L. FATUM **Arthur L. Fatum**	Director	December 30, 2002

CERTIFICATIONS

I, Ronald L. Marsiglio, certify that:

1. I have reviewed this annual report on Form 10-KSB of Benthos, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in the annual report our conclusions about the effectiveness of disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 30, 2002

RONALD L. MARSIGLIO

Ronald L. Marsiglio,
President and Chief Executive Officer

I, Francis E. Dunne, Jr., certify that:

1. I have reviewed this annual report on Form 10-KSB of Benthos, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in the annual report our conclusions about the effectiveness of disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 30, 2002

FRANCIS E. DUNNE, JR.,

Francis E. Dunne, Jr.,
Vice President, Chief Financial Officer and Treasurer

STATEMENT PURSUANT TO 18 U.S.C. §1350

Pursuant to 18 U.S.C. §1350, each of the undersigned certifies that this Annual Report on Form 10-KSB for the period ended September 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of Benthos, Inc.

DATE: December 30, 2002

RONALD L. MARSIGLIO

Ronald L. Marsiglio
President, Chief Executive Officer and Director

DATE: December 30, 2002

FRANCIS E. DUNNE, JR.

Francis E. Dunne, Jr.
Vice President, Chief Financial Officer and Treasurer

INDEX

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Directors and Shareholders of Benthos, Inc.:

We have audited the accompanying consolidated balance sheet of Benthos, Inc. and subsidiaries as of September 30, 2002 and the related consolidated statements of operations, stockholders' investment and cash flows for the year then ended. These financial statements are the responsibility of Benthos, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benthos, Inc. and subsidiaries as of September 30, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

Boston, Massachusetts
October 29, 2002, except for Note 4,
which is dated December 13, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Benthos, Inc.'s filing on Form 10-KSB for the year ended September 30, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-KSB, as Arthur Andersen LLP ceased providing audit services as of August 31, 2002. The consolidated balance sheet as of September 30, 2000 and the consolidated statements of operations, stockholders' investment and cash flows for the year ended September 30, 1999 referred to in this report have not been included in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Benthos, Inc.:

We have audited the accompanying consolidated balance sheet of Benthos, Inc. (a Massachusetts corporation) and subsidiary as of September 30, 2000 and 2001, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended September 30, 2001. These consolidated financial statements are the responsibility of Benthos, Inc.'s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benthos, Inc. and subsidiary as of September 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts
December 12, 2001

BENTHOS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 30, 2002	September 30, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 76	$ 46
Accounts receivable, less reserves of $365 and $465 at September 30, 2002 and 2001, respectively	2,871	2,723
Inventories	3,210	5,101
Refundable income taxes	393	592
Prepaid expenses and other current assets	148	121
Deferred tax asset	1,500	1,650
Total current assets	8,198	10,233
Property, Plant and Equipment, at cost:		
Land	127	127
Buildings and improvements	2,271	2,252
Equipment and fixtures	3,858	3,802
Demonstration equipment	1,061	909
	7,317	7,090
Less—Accumulated depreciation	5,718	5,280
Property, Plant and Equipment, net	1,599	1,810
Goodwill	576	2,657
Acquired intangible assets, net of accumulated amortization of $735 and $496 at September 30, 2002 and 2001, respectively	695	934
Other assets, net	521	454
	$11,589	$16,088
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities:		
Current maturities of long-term debt	$ 786	$ 786
Line of credit	400	500
Accounts payable	1,866	1,520
Accrued expenses	1,503	2,329
Customer deposits and deferred revenue	540	161
Total current liabilities	5,095	5,296
Long-term Debt, net of current maturities	2,292	3,077
Commitments and Contingencies (Notes 7 and 9)		
Stockholders' Investment:		
Common stock, $0.06⅔ par value—Authorized—7,500,000 shares Issued—1,652,831 shares at September 30, 2002 and 2001	110	110
Capital in excess of par value	1,569	1,569
Retained earnings	3,154	6,667
Treasury stock, at cost	(631)	(631)
Total stockholders' investment	4,202	7,715
	$11,589	$16,088

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended September 30, 2002	2001	2000
Net Sales	$ 17,720	$ 18,308	$ 20,781
Cost of Sales	12,744	13,124	12,308
Gross profit	4,976	5,184	8,473
Selling, General and Administrative Expenses	4,944	5,916	5,289
Research and Development Expenses	1,396	1,695	1,607
Amortization of Goodwill	—	268	268
Amortization of Acquired Intangibles	239	239	239
Goodwill Impairment	2,081	—	—
(Loss) income from operations	(3,684)	(2,934)	1,070
Interest Income	4	28	78
Interest Expense	(248)	(368)	(402)
(Loss) income before (benefit) provision for income taxes	(3,928)	(3,274)	746
(Benefit) Provision for Income Taxes	(415)	(982)	224
Net (loss) income	$ (3,513)	$ (2,292)	$ 522
Basic (Loss) Earnings per Share	$ (2.54)	$ (1.66)	$ 0.38
Diluted (Loss) Earnings per Share	$ (2.54)	$ (1.66)	$ 0.37
Weighted Average Number of Shares Outstanding	1,383,082	1,381,745	1,376,158
Weighted Average Number of Shares Outstanding, assuming dilution	1,383,082	1,381,745	1,415,356

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
(In thousands, except share and per share data)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock, at cost		Total Stockholders' Investment
	Number of Shares	$0.06 2/3 Par Value			Number of Shares	Amount	
Balance, September 30, 1999	1,649,081	$110	$1,546	$ 8,437	282,533	$(735)	$9,358
Sale of treasury stock	—	—	—	—	(8,738)	74	74
Exercise of stock options	3,750	—	23	—	—	—	23
Net income	—	—	—	522	—	—	522
Balance, September 30, 2000	1,652,831	110	1,569	8,959	273,795	(661)	9,977
Sale of treasury stock	—	—	—	—	(4,046)	30	30
Net loss	—	—	—	(2,292)	—	—	(2,292)
Balance, September 30, 2001	1,652,831	110	1,569	6,667	269,749	(631)	7,715
Net loss	—	—	—	(3,513)	—	—	(3,513)
Balance, September 30, 2002	1,652,831	$110	$1,569	$ 3,154	269,749	$(631)	$4,202

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended September 30,		
	2002	2001	2000
Cash Flows from Operating Activities:			
Net (loss) income	$(3,513)	$(2,292)	$ 522
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Goodwill impairment	2,081	—	—
Depreciation and amortization	696	1,127	937
Deferred income taxes	150	(296)	(55)
Changes in assets and liabilities			
Accounts receivable	(148)	725	(1,016)
Inventories	1,891	(127)	(180)
Prepaid expenses and other current assets	172	(554)	575
Accounts payable and accrued expenses	(480)	960	(714)
Customer deposits and deferred revenue	379	(189)	(41)
Net cash provided by (used in) operating activities	1,228	(646)	28
Cash Flows from Investing Activities:			
Purchase of property, plant and equipment	(227)	(445)	(589)
Increase in other assets	(86)	(81)	(93)
Net cash paid in connection with the Datasonics, Inc. acquisition	—	—	(113)
Net cash used in investing activities	(313)	(526)	(795)
Cash Flows from Financing Activities:			
Payments of long-term debt	(785)	(786)	(786)
Line of credit	(100)	500	—
Sale of treasury stock	—	30	74
Exercise of stock options, net of tax benefit	—	—	23
Net cash used in financing activities	(885)	(256)	(689)
Net Increase (Decrease) in Cash and Cash Equivalents	30	(1,428)	(1,456)
Cash and Cash Equivalents, beginning of year	46	1,474	2,930
Cash and Cash Equivalents, end of year	$ 76	$ 46	$ 1,474
Supplemental Disclosure of Cash Flow Information:			
Interest paid during the year	$ 249	$ 375	$ 403
Income taxes (refunded) paid during the year, net	$ (680)	$ (49)	$ 218

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

(1) Operations and Significant Accounting Policies

Benthos, Inc. and its subsidiaries (the Company) design, manufacture, sell and service oceanographic products and systems for underwater exploration, oil and gas development and production, research and defense, as well as electronic inspection equipment for the automated assessment of the seal integrity of consumer food, beverage, pharmaceutical and chemical packages. The Company's customers are located throughout the world.

During the years ended September 30, 2002 and 2001, the Company experienced a decrease in sales and incurred a loss from operations. As a result, the Company did not satisfy several of the financial covenants under its line of credit and term loan agreement with its bank. The Company has obtained a waiver of these defaults and the financial covenants have been amended based upon the Company's projections for the year ending September 30, 2003. Management believes that its projections for fiscal 2003 are attainable and that current cash balances, cash flow from operations and availability from its line of credit will be sufficient to fund the Company's cash requirements for the foreseeable future. In addition, management is actively pursuing the sale of certain of its excess real estate. It is expected that these sales, if completed, could generate a significant gain. A portion of these sale proceeds will be used to pay down the Company's term loan. If the Company does not meet its revised covenants, it may need to seek alternative financing. In such event, there can be no guarantee that the Company will be able to obtain financing on commercially acceptable terms.

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the accompanying notes to the consolidated financial statements.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Benthos International, Inc., a foreign sales corporation and Leumas, LLC, a single member limited liability company. All material intercompany transactions and balances have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents.

(In thousands, except share and per share data)

(d) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market, net of obsolescence reserves. Work-in-process and finished goods inventories include materials, labor and overhead. Inventories consist of the following at September 30, 2002 and 2001:

	2002	2001
Raw materials	$ 317	$ 375
Work-in-process	2,869	4,704
Finished goods	24	22
	$3,210	$5,101

The Company regularly reviews inventory quantities on hand and inventory commitments with suppliers and records a provision for excess and obsolete inventory based primarily on historical usage for the prior twelve to twenty-four month period. Although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological development could have a significant impact on the value of its inventory and its reported operating results.

(e) Depreciation and Amortization

The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives, as follows:

Asset Classification	Estimated Useful Life
Buildings and improvements	15–33 years
Equipment and fixtures	5 years
Demonstration equipment	3 years

Depreciation expense for the years ended September 30, 2002, 2001 and 2000 was approximately $538, $652 and $605, respectively.

(f) Long-Lived Assets

Long-lived assets, such as intangible assets, property and equipment and certain sundry assets, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

Subsequent to year end the Company's Board of Directors approved management's plans to sell certain excess real estate owned by the Company. The real estate has a net book value of approximately $60 and it is expected that it will sell for a significant gain.

Intangible assets subject to amortization consist of developed technology purchased in the acquisition of the assets of Datasonics, Inc. in August of 1999. The developed technology has an estimated useful life of 6 years. Amortization expense related to this asset will be $239 per year in fiscal years 2003 and 2004. In fiscal year 2005, the amortization expense will be $217.

(In thousands, except share and per share data)

(g) Goodwill

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement supersedes APB Opinion No. 17, "Intangible Assets", and applies to goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets previously acquired. Under this statement, goodwill, as well as certain other intangible assets determined to have an indefinite life, are no longer amortized; instead these assets are reviewed for impairment on a periodic basis.

Pursuant to this statement, the Company elected early adoption effective October 1, 2001. Accordingly, the Company stopped amortizing the goodwill and acquired assembled workforce, now jointly classified as goodwill, associated with its past acquisition.

The goodwill was allocated to the Undersea Systems segment of the Company's business. The Company performed an evaluation of these assets as of October 1, 2001 and determined that they were not impaired at that time. During the quarter ending September 30, 2002, as a result of disappointing sales results and a reduction in expectations of the future prospects of the Undersea Systems segment, the Company determined that a triggering event as defined in Financial Accounting Standards Board Statement 142 (FASB 142) had occurred in the Undersea systems business segment. As a result, the Company obtained an independent appraisal of the fair market value of this reporting unit. This appraisal indicated that the net book value of the Undersea Systems business segment exceeded its fair market value. As a result, the Company performed an analysis to allocate the reporting unit's fair market value to its assets. This analysis indicated that goodwill was impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $2.1 million for the year ended September 30, 2002. The balance of goodwill represents the remaining net book value of the Undersea Systems segment's goodwill.

The pro forma effect on prior year earnings of excluding goodwill amortization expense, net of tax, is as follows:

	2002	2001	2000
Reported net (loss) income	$(3,513)	$(2,292)	$ 522
Add back: Amortization of goodwill	—	188	188
Adjusted net (loss) income	$(3,513)	$(2,104)	710
Basic (loss) income per common share:			
Reported net (loss) income	$ (2.54)	$ (1.66)	$0.38
Amortization of goodwill	—	0.14	0.14
Adjusted net (loss) income	$ (2.54)	$ (1.52)	$0.52
(Loss) income per common share assuming full dilution:			
Reported net (loss) income	$ (2.54)	$ (1.66)	$0.37
Amortization of goodwill	—	0.14	0.13
Adjusted net (loss) income	$ (2.54)	$ (1.52)	$0.50

(In thousands, except share and per share data)

(h) Revenue Recognition and Warranty Costs

Revenue is recognized when products are shipped to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable. The Company provides for estimated warranty costs at the time of shipment. Amounts received from customers for future delivery are shown as customer deposits in the accompanying consolidated balance sheets. During fiscal 2002, the Company reversed approximately $405 of warranty reserve related to a specific warranty issue on an older model hydrophone. The reduction in warranty reserve was the result of a lower return rate and lower repair and replacement costs for this older model hydrophone.

(i) Concentration of Credit Risk

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents in highly rated financial institutions. In 2002, one customer of the Undersea Systems Division accounted for $2,368 (13%) of net sales. In 2001 and 2000, there were no customers who accounted for more than 10% of net sales. As of September 30, 2002, one customer accounted for 13% of accounts receivable. As of September 30, 2001 and 2000, no customer accounted for more than 10% of accounts receivable.

The changes in the accounts receivable reserve are as follows:

For the year ended September 30,	Balance, Beginning of Period	Charged to Costs and Expenses	Deductions	Balance, End of Period
2000	$220	$ —	$ —	$220
2001	220	389	144	465
2002	465	30	130	365

(j) Reclassifications

The Company has reclassified certain prior-year information to conform to the current year's presentation.

(k) Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of those items.

The carrying amount of the term loan approximates fair market value as the loan bears interest at the current market rate.

(l) New Accounting Standards

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets:" This statement supersedes Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a

(In thousands, except share and per share data)

Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The provisions of SFAS 144 generally are to be applied prospectively. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements SFAS Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No.145 related to the rescission of Statement No. 4 shall be applied in fiscal year beginning after May 15, 2002. The provisions of SFAS No. 145 related to Statement No. 13 should be for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company does not expect that the adoption of SFAS No. 145 will have a significant impact on its consolidated results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement superseded EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". Under this statement, a liability or a cost associated with a disposal or exit activity is recognized at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required under EITF 94-3. The provision of this statement is effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption permitted. The Company is currently evaluating the effect that the adoption of SFAS No. 146 will have on its consolidated financial position and results of operations.

(m) Comprehensive (Loss) Income

Comprehensive (loss) income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive (loss) income is the same as net (loss) income for all periods presented.

(2) Stock-Based Compensation

The Company accounts for its stock-based compensation plans under APB Opinion No. 25, Accounting for Stock Issued to Employees, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25. Interpretation No. 44 clarifies the application of APB Opinion No. 25 in certain situations, as defined. SFAS No. 123, Accounting for Stock-Based Compensation, establishes a fair value method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative under SFAS No. 123, which requires disclosures of the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted, as well as certain other information (see Note 7).

(In thousands, except share and per share data)

(3) Accrued Expenses

Accrued expenses consist of the following at September 30, 2002 and 2001:

	2002	2001
Accrued salary and related expenses	$ 422	$ 535
Accrued warranty	250	815
Accrued taxes	387	506
Other accrued expenses	444	473
	$1,503	$2,329

(4) Line of Credit

As of September 30, 2002, the Company has a $600 secured line of credit with a bank expiring on January 31, 2003. There was $400 outstanding under this line of credit at September 30, 2002. Borrowings under this agreement are payable on demand and bear interest at the *Wall Street Journal's* reported prime rate (4.25% at September 30, 2002) plus 2.0%, or 7%, whichever is higher. The Company is required to maintain certain covenants, including debt service coverage. The Company was not in compliance with all covenants at September 30, 2002 and received a waiver from the bank with respect to that noncompliance. As of December 12, 2002, the bank extended the secured line of credit through January 31, 2004 and amended the financial covenants under the agreement.

(5) Note Payable

On August 18, 1999, the Company entered into a $5,500 note payable with a bank. The note is secured by substantially all of the assets of the Company and is due in 84 monthly installments with interest at prime (4.25% at September 30, 2002) plus 2.0%, or 7.0%, whichever is higher. Payments under this note end in August 2006. The Company is required to meet certain covenants, including debt service coverage. The Company was not in compliance with all covenants at September 30, 2002 and received a waiver from the bank with respect to that noncompliance. Principal payments under this note will be $786 in each of fiscal years 2003, 2004, and 2005. In fiscal year 2006, the principal payment will be $720.

(6) Income Taxes

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates.

(In thousands, except share and per share data)

The components of the provision (benefit) for income taxes for each of the three years in the period ended September 30, 2002 are as follows:

	2002	2001	2000
Federal—			
Current	$ (565)	$ (690)	$222
Deferred	(820)	(460)	10
	(1,385)	(1,150)	232
State—			
Current	—	4	103
Deferred	(71)	(241)	(65)
	(71)	(237)	38
Increase (decrease) in valuation allowance	1,041	405	(46)
	$ (415)	$ (982)	$224

The Company's effective tax rate differed from the statutory rate for the reasons set forth below:

	2002	2001	2000
Federal statutory rate	(34.00)%	(34.00)%	34.00%
State income taxes, net of federal tax benefit	(1.81)	(4.71)	3.37
Tax provision (benefit) of foreign sales	1.02	0.31	(4.23)
Tax credits	3.56	(5.64)	(4.25)
Change in valuation allowance	26.50	12.37	(6.17)
Other	1.27	1.67	7.28
Effective tax rate	(10.58)%	(30.00)%	30.00%

The components of the net deferred tax asset recognized in the accompanying consolidated balance sheets are as follows:

	2002	2001
Acquisition related intangibles	$ 1,108	$ 344
Inventory reserves	905	618
Tax credits	322	322
Other nondeductible reserves and accruals	611	771
Valuation allowance	(1,446)	(405)
Net deferred tax asset	$ 1,500	$1,650

Under SFAS No. 109, the Company recognizes a deferred tax asset for the future benefit of its temporary differences if it concludes that it is more likely than not that the deferred tax asset will be realized. During the year ended September 30, 2002, the Company has increased its valuation reserve by approximately $1.0 million to reduce the Company's deferred tax asset to an amount which management believes is realizable based upon projected operating income for fiscal 2003 which includes the projected gain on its sale of excess real estate.

(In thousands, except share and per share data)

(7) Employee Benefit Plans

(a) Stock Option Plans

The Company has granted to certain directors nonqualified stock options to purchase shares of the Company's common stock at a price not less than the fair market value of the shares at the date of grant. The options are exercisable ratably over a three-year period, commencing one year from the date of grant, and expire not more than 10 years from the date of grant. At September 30, 2002, 150,000 shares of common stock were reserved for issuance upon exercise of the nonqualified stock options. At September 30, 2002, 28,500 shares were available for future grant.

The Company's 1990 and 2000 Stock Option Plans (the Employee Plans) each authorize 300,000 shares of the Company's common stock for issuance. The Employee Plans are administered by the Compensation and Stock Option Committee of the Board of Directors and provide for the granting of incentive stock options and nonqualified stock options. The options are exercisable ratably over a four-year period, commencing one year from the date of grant, and expire not more than 10 years from the date of grant. The purchase price applicable to incentive stock options granted may not be less than the fair market value of the shares at the date of grant. At September 30, 2002, 106,500 shares were available for future grant.

Stock option activity is summarized as follows:

	Employee Options		Director Options	
	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price
Outstanding, September 30, 1999	151,625	$ 7.71	56,250	$11.38
Granted	78,500	8.14	50,000	8.35
Terminated	(30,750)	10.14	—	—
Exercised	(3,750)	6.25	—	—
Outstanding, September 30, 2000	195,625	7.61	106,250	9.96
Granted	113,400	5.08	—	—
Terminated	(77,950)	5.36	—	—
Outstanding, September 30, 2001	231,075	7.13	106,250	9.96
Granted	30,000	4.53	26,500	3.78
Terminated	(15,950)	9.29	(11,250)	11.50
Outstanding, September 30, 2002	245,125	$ 6.67	121,500	$ 8.47
Exercisable, September 30, 2002	106,325	$ 7.99	78,333	$10.08
Exercisable, September 30, 2001	57,563	$ 9.97	67,917	$11.00
Exercisable, September 30, 2000	99,188	$ 6.62	36,250	$12.08

(In thousands, except share and per share data)

The range of exercise prices for options outstanding and options exercisable at September 30, 2002 for the Employee Plans is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 3.78	17,000	9.3	$ 3.78	0	$ —
$ 4.33	3,375	3.5	4.33	3,375	4.33
$ 5.00— 5.65	120,000	8.7	5.09	33,200	5.04
$ 6.25	17,000	6.3	6.25	12,750	6.25
$ 8.00— 8.75	61,500	7.5	8.16	30,750	8.16
$10.17—11.50	19,500	4.3	11.22	19,500	11.22
$17.54	6,750	5.1	17.54	6,750	17.54
	245,125	7.7	$ 6.67	106,325	$ 7.99

The range of exercise prices for options outstanding and options exercisable at September 30, 2002 for director stock options is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 3.78	26,500	9.3	$ 3.78	0	$ —
$ 6.44	15,000	6.3	6.44	15,000	6.44
$ 8.00— 8.50	50,000	7.1	8.35	33,333	8.35
$13.38—14.25	30,000	5.4	13.81	30,000	13.81
	121,500	7.1	$ 8.47	78,333	$10.08

SFAS No. 123 requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123 for stock-based compensation awarded in 2002, 2001 and 2000 using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The underlying assumptions used are as follows:

	September 30,		
	2002	2001	2000
Risk-free interest rate	4.86%	5.24%	6.45%
Expected dividend yield	—	—	—
Expected life (in years)	7	7	7
Expected volatility	40%	48%	48%

The weighted average fair value of options granted during the years ended September 30, 2002, 2001 and 2000 under these plans is $2.10, $2.89 and $4.84, respectively.

(In thousands, except share and per share data)

Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, pro forma net (loss) income and net (loss) income per share would have been the following:

	September 30,		
	2002	2001	2000
Net (loss) income—			
As reported	$(3,513)	$(2,292)	$ 522
Pro forma	(3,763)	(2,678)	160
Basic (loss) earnings per share—			
As reported	$ (2.54)	$ (1.66)	$0.38
Pro forma	(2.72)	(1.94)	0.12
Diluted (loss) earnings per share—			
As reported	$ (2.54)	$ (1.66)	$0.37
Pro forma	(2.72)	(1.94)	0.11

(b) Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan covering all eligible employees, as defined. Contributions to the plan are made at the discretion of the Board and in an amount determined by the Board, provided that the total amount contributed for any plan year does not exceed the maximum amount allowable by the Internal Revenue Code (IRC). These contributions vest to a participant's account over five years based on completed service, as defined. The accompanying consolidated statements of operations for the year ended September 30, 2000 includes a provision for contributions to the plan of approximately $30. There were no provisions for contributions for the years ended September 30, 2002 and September 30, 2001.

(c) 401(k) Retirement Plan

The Company has a 401(k) retirement plan covering all eligible employees, as defined. Contributions to the plan are made at the discretion of the Board and in an amount determined by the Board, provided that the total amount contributed for any plan year does not exceed the maximum amount allowable by the IRC. These contributions vest to a participant's account over five years based on completed service, as defined. Additionally, each participant may elect to contribute up to 15% of his or her compensation for the plan year, but not more than $11,000 (for calendar year 2002), to the plan. The accompanying consolidated statements of operations for the year ended September 30, 2000 includes a provision for contributions to the plan of approximately $30. There were no provisions for contributions for the years ended September 30, 2002 and September 30, 2001. The Company also made matching contributions to the plan of $102, $97, and $100 for the years ended September 30, 2002, 2001, and 2000, respectively.

(d) Supplemental Executive Retirement Plan

The Company has a Supplemental Executive Retirement Plan for the benefit of certain management and highly compensated executive employees. Under the plan, participants may elect to defer a portion of their compensation paid by the Company for supplemental retirement benefits. The Company also established the Supplemental Executive Retirement Trust (the Trust Fund) and shall regularly transfer to the Trust Fund amounts equal to the elective deferrals made by participants under the plan. No such elective deferrals have been made by participants during the three years ended September 30, 2002.

(In thousands, except share and per share data)

(8) Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share were computed by dividing net income by the weighted average number of diluted common and common equivalent shares outstanding during the period. All common equivalent shares have been excluded in 2002 and 2001 due to the net loss, as the effect would be antidilutive. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding options.

A reconciliation of basic and diluted shares outstanding is as follows:

	2002	2001	2000
Weighted average common shares outstanding	1,383,082	1,381,745	1,376,158
Effect of dilutive securities	—	—	39,198
Weighted average common shares outstanding, assuming dilution	1,383,082	1,381,745	1,415,356

For the years ended September 30, 2002, 2001 and 2000, 365,165, 250,450 and 165,438 weighted average options, respectively, were outstanding but not included in the diluted weighted average common share calculation as the effect would have been antidilutive.

(9) Employment and Noncompetition Agreements

The Company has an employment and noncompetition agreement, as amended, with a director/stockholder. In connection with the employment agreement, the Company has agreed to provide a $1,500 split-dollar life insurance policy on the director/stockholder. If a discretionary contribution is made by the Company to its Employee Stock Ownership Plan, the Company may be obligated to repurchase from the director/stockholder the number of shares that are contributed to or purchased by the Company's Employee Stock Ownership Plan each year. The director/stockholder may make this decision annually. The director/stockholder has not elected to have such shares purchased from him during the past three fiscal years. The Company also has the right of first refusal at fair market value on any future sales of common stock by the director/stockholder other than sales made in routine open market brokerage transactions and certain sales through an over-the-counter market maker. In addition, a change in the control of the Company, as defined, will result in certain payments to the director/stockholder, as outlined under the employment agreement. Compensation expense of approximately $86, $85 and $87 related to this agreement is included in the accompanying 2002, 2001 and 2000 consolidated statements of operations, respectively.

The Company also has employment agreements with its CEO and CFO. These agreements are for two-year periods and provide for minimum salary during their term and a Company severance obligation should the employee be terminated without cause.

(In thousands, except share and per share data)

(10) Segment Reporting

The Company has viewed its operations and manages its business as two segments, Undersea Systems and Package Inspection Systems, as being strategic business units that offer different products. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief decision maker is a combination of the president, the chief financial officer and other operating officers. The Company evaluates the performance of its operating segments based on revenues from external customers, income from operations and identifiable assets.

	Year Ended September 30,		
	2002	2001	2000
Sales to unaffiliated customers:			
Undersea systems	$11,611	$13,214	$15,325
Package inspection systems	6,109	5,094	5,456
Total	$17,720	$18,308	$20,781
(Loss) income from operations:			
Undersea systems	$ (3,605)	$ (2,416)	$ 1,046
Package inspection systems	(79)	(518)	24
Total	$ (3,684)	$ (2,934)	$ 1,070
Identifiable assets:			
Undersea systems	$ 6,860	$10,244	$11,839
Package inspection systems	2,090	2,994	2,682
Corporate assets	2,639	2,850	3,344
Total	$11,589	$16,088	$17,865
Depreciation:			
Undersea systems	302	361	388
Package inspection systems	188	230	155
Corporate assets	48	61	62
Total	538	652	605
Tax (benefit) expense:			
Undersea systems	(381)	(725)	314
Package inspection systems	(8)	(155)	7
Corporate assets	(26)	(102)	(97)
Total	(415)	(982)	224

(In thousands, except share and per share data)

	2002	2001	2000
Purchases of fixed assets:			
Undersea systems	66	64	563
Package inspection systems	11	18	58
Corporate assets	8	13	40
Total	85	95	661

Goodwill impairment for fiscal 2002 was in the Undersea Systems Division.

Revenues by geographic area for the years ended September 30, 2002, 2001 and 2000 were as follows:

Geographic Area	2002	2001	2000
United States	$10,966	$12,210	$13,063
Malaysia	2,299	—	274
Other	4,455	6,098	7,444
	$17,720	$18,308	$20,781

(11) Related Party Transactions

The Company paid patent license fees to an entity controlled by the Company's Chairman of the Board. The Company expensed approximately $20 annually, for these fees in fiscal 2002, 2001 and 2000. Additionally, during fiscal year 2001, the Company paid the Chairman of the Board $48 for providing services as interim President and Chief Executive Officer.

BENTHOS, INC.

EXHIBIT INDEX

Exhibit	
3.1	Restated Articles of Organization (1)
3.2	Articles of Amendment dated April 28, 1997 (2)
3.3	Articles of Amendment dated April 20, 1998 (5)
3.4	By-Laws (1)
3.5	By-Law Amendments adopted January 23, 1998 (4)
4.1	Common Stock Certificate (1)
10.1	Employment Contract with Samuel O. Raymond (1)
10.2	Amendment to Employment Contract with Samuel O. Raymond (2)
10.3	Employment Contract with John L. Coughlin (1)
10.4	Amended and Restated Employment Agreement with John L. Coughlin (10)
10.5	Severance Agreement with John L. Coughlin (13)
10.6	Employment Agreement with Ronald L. Marsiglio dated May 21, 2001 (15)
10.7	Employment Agreement with Francis E. Dunne, Jr. (11)
10.8	Employee Stock Ownership Plan (1)
10.9	First Amendment to Employee Stock Ownership Plan (2)
10.10	Second Amendment to Employee Stock Ownership Plan (8)
10.11	Third Amendment to Employee Stock Ownership Plan (8)
10.12	Fourth Amendment to Employee Stock Ownership Plan (11)
10.13	Fifth Amendment to Employee Stock Ownership Plan (11)
10.14	Benthos, Inc. Employee Stock Ownership Plan as Amended and Restated Effective as of October 1, 2002
10.15	401(k) Retirement Plan (1993)(1)
10.16	First Amendment to 401(k) Retirement Plan (2)
10.17	Second Amendment to 401(k) Retirement Plan (2)
10.18	Third Amendment to 401(k) Retirement Plan (3)
10.19	401(k) Retirement Plan (1999)(8)
10.20	First Amendment to 1999 401(k) Retirement Plan (11)
10.21	Second Amendment to 1999 401(k) Retirement Plan (11)
10.22	Third Amendment to 1999 401(k) Retirement Plan (14)
10.23	Supplemental Executive Retirement Plan (1)
10.24	1990 Stock Option Plan (1)
10.25	Stock Option Plan for Non-Employee Directors(1)
10.26	1998 Non-Employee Directors' Stock Option Plan (4)
10.27	Benthos, Inc. 2000 Stock Incentive Plan (9)
10.28	License Agreement between the Company and The Penn State Research Foundation dated December 13, 1993 (1)
10.29	Technical Consultancy Agreement between the Company and William D. McElroy dated July 12, 1994 (1)

Exhibit

10.30	Technical Consultancy Agreement between the Company and William D. McElroy dated October 1, 1996 (3)
10.31	General Release and Settlement Agreement between the Company and Lawrence W. Gray dated February 8, 1996 (1)
10.32	Line of Credit Loan Agreement between the Company and Cape Cod Bank and Trust Company dated September 24, 1990, as amended (1)
10.33	Commercial Mortgage Loan Extension and Modification Agreement between the Company and Cape Cod Bank and Trust Company, dated July 6, 1994 (1)
10.34	Credit Agreement between the Company and Cape Cod Bank and Trust Company dated August 18, 1999 (8)
10.35	First Amendment to Credit Agreement dated March 23, 2001 (14)
10.36	Second Amendment to Credit Agreement dated December 12, 2001 (17)
10.37	License Agreement between the Company and Optikos Corporation dated July 29, 1997 (3)
10.38	Hydrophone License Agreement between the Company and Syntron, Inc. dated December 5, 1996 (6)
10.39	Amendment Number 1 to Hydrophone License Agreement between the Company and Syntron, Inc. dated September 11, 1998 (6)
10.40	Asset Purchase Agreement among Benthos, Inc., Datasonics, Inc., and William L. Dalton and David A. Porta (7)
10.41	Settlement Agreement and Mutual Release dated October 18, 2001 between the Company and RJE International, Inc (16)
10.42	Amendment of Settlement Agreement and General Release dated June 10, 2002.
10.43	Amendment and Termination of Consulting Agreement between the Company and William D. McElroy dated February 15, 2002 (18)
21	Subsidiaries of the Registrant
23	Consent of BDO Seidman, LLP

(1) Previously filed as an exhibit to Registrant's Registration Statement on Form 10-SB filed with the Commission on December 17, 1996 (File No. O-29024) and incorporated herein by this reference.
(2) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended March 30, 1997 (File No. O-29024) and incorporated herein by this reference.
(3) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended June 29, 1997 (File No. O-29024) and incorporated herein by this reference.
(4) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 1997 (File No. O-29024) and incorporated herein by this reference.
(5) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1998 (File No. 0-29024) and incorporated herein by this reference.
(6) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 1998 (File No. 0-29024) and incorporated herein by this reference.
(7) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed on or about August 27, 1999 (File No. 0-29024) and incorporated herein by this reference.
(8) Previously filed as an exhibit to Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999 (File No. 0-29024) and incorporated herein by this reference.
(9) Previously filed as an exhibit to the Registrant's definitive proxy statement filed on Schedule 14A on or about January 18, 2000 and incorporated herein by this reference.
(10) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 1999 (File No. 0-29024) and incorporated herein by this reference.

(11) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000 (File No. 0-29024) and incorporated herein by this reference.
(12) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000 (File No. 0-29024) and incorporated herein by this reference.
(13) Previously filed as an exhibit to Amendment No. 1 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000 (File No. 0-29024) and incorporated herein by this reference.
(14) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2001 (File No. 0-29024) and incorporated herein by this reference.
(15) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001 (File No. 0-29024) and incorporated herein by this reference.
(16) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001 (File No. 0-29024) and incorporated herein by this reference.
(17) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 2001 (File No. 0-29024) and incorporated herein by this reference.
(18) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2002 (File No. 0-29024) and incorporated herein by this reference.

corporate information

DIRECTORS, OFFICERS, AND SHAREHOLDER INFORMATION

DIRECTORS

Stephen D. Fantone, Ph.D.
Chairman
President and Chief Executive Officer
Optikos Corporation
Designer and manufacturer of optical products, instrumentation, and optical test equipment

Arthur L. Fatum
Chief Corporate Officer
CNET Networks, Inc.
Global internet media company specializing in technology information

Ronald L. Marsiglio
President and Chief Executive Officer
Benthos, Inc.

A. Theodore Mollegen, Jr.
President and Chief Executive Officer
Allied Resources Corporation
Technical training, engineering, and safety management services provider

Samuel O. Raymond
Founder, Chairman Emeritus, and Director of Research
Benthos, Inc.

Gary K. Willis
Chairman (retired)
Zygo Corporation
Supplier of high precision yield improvement and metrology systems

CORPORATE OFFICERS

Ronald L. Marsiglio
President and Chief Executive Officer

Francis E. Dunne, Jr.
Vice President, Treasurer, and Chief Financial Officer

James R. Kearbey
Vice President, General Manager
Package Inspection Systems Division

Richard B. Martin
Director of Purchasing and Production

Alvaro J. Robleto
Director of Engineering

John T. Lynch
Clerk

GENERAL COUNSEL

Davis, Malm & D'Agostine, P.C.
One Boston Place
Boston, MA 02108

INDEPENDENT PUBLIC ACCOUNTANTS

BDO Seidman, LLP
40 Broad Street
Suite 500
Boston, MA 02109

SPECIAL MEETING

A Special Meeting in Lieu of the Annual Meeting of Stockholders will be held at 10:00 a.m., Friday, May 2, 2003 at the Ballymeade Country Club, 125 Falmouth Woods Road, East Falmouth, Massachusetts.

STOCK HIGH AND LOW BIDS

	Fiscal 2002	Fiscal 2001
1st Quarter	$4.00 – 2.90	$7.97– 6.50
2nd Quarter	7.25 – 3.10	6.50 – 5.56
3rd Quarter	7.44 – 5.20	5.70 – 4.65
4th Quarter	5.75 – 4.19	5.09 – 3.51

TRANSFER AGENT

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Tel: (718) 921-8200

CORPORATE ADDRESS

Benthos, Inc.
49 Edgerton Drive
North Falmouth, MA 02556-2826
Tel: (508) 563-1000
Fax: (508) 563-6444
E-mail: info@benthos.com
www.benthos.com

BENTHOS

2002 Annual Report ©2003 Benthos, Inc.
Benthos, the Benthosaurus fish logo, and TapTone are registered trademarks of Benthos, Inc. Other product and company names mentioned herein may be trademarks and/or registered trademarks of Benthos or other companies.

BENTHOS

BENTHOS, INC.

49 Edgerton Drive

North Falmouth, Massachusetts 02556-2826 USA